File No. 1-12859

                        SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D.C.

                                    FORM U-3A-2

               Statement by Holding Company Claiming Exemption Under
                      Rule U-3A-2 from the Provisions of the
                    Public Utility Holding Company Act of 1935


                                CTG RESOURCES, INC.

   hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

               1.(a).  Claimant Information.

               Name of Claimant: The claimant's name is CTG Resources, Inc. ("CTG").

               State of Organization: CTG is incorporated under the laws of the State of Connecticut.

               Location and Nature of Business: CTG's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. CTG is the holding company for Connecticut Natural Gas Corporation ("CNG") and The Energy Network, Inc. ("TEN") and, indirectly, for their several subsidiaries. CNG, TEN and their subsidiaries are described in Section 1.(b). The business of CTG consists of owning the common stock of its two subsidiaries, CNG and TEN, and of raising capital to meet the needs of CNG, TEN and their subsidiaries. CTG is not an operating company.

               1.(b)  Subsidiary Information.

                     (i)  Name of Subsidiary:  Connecticut Natural Gas
   Corporation.

                           State of Organization: CNG is incorporated under the laws of the State of Connecticut.





                           Location and Nature of Business: CNG's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. CNG is a public utility gas company under the jurisdiction of the Connecticut Department of Public Utility Control. It is a wholly-owned subsidiary of CTG. The principal business of CNG is the distribution, transportation and sale of natural gas in Hartford and twenty (20) other cities and towns in central Connecticut and in Greenwich, Connecticut.

                     (ii)  Name of Subsidiary:  The Energy Network, Inc.
   ("TEN").

                           State of Organization: TEN is incorporated under the laws of the State of Connecticut.

                           Location and Nature of Business: TEN's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of CTG. TEN owns and operates a district heating and cooling system serving a number of large buildings in the Capitol Area of Hartford, Connecticut. In addition, TEN is the parent company of several subsidiaries that are also engaged in unregulated, energy-related activities, as described in sections
   (iv) through (vii) below.  TEN is not a public utility company.

                     (iii) Name of Subsidiary:  CNG Realty Corp. ("CNGR").

                            State of Organization:  CNGR is incorporated under
   the laws of the State of Connecticut.

                            Location and Nature of Business:  CNGR's principal
   place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of CNG. CNGR is a single-purpose corporation that owns CNG's Operating and Administrative Center at 100 Columbus Boulevard (the "Property"), including the 7-acre site and the buildings thereon. CNGR engages in no other business activity.

                     (iv)  Name of Subsidiary:  ENServe Corporation
   ("ENServe").

                            State of Organization:  ENServe is incorporated
   under the laws of the State of Connecticut.

                            Location and Nature of Business:  ENServe's
   executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. ENServe is a wholly-owned subsidiary of TEN. Through September 1997, it offered energy management services to residential, commercial and industrial customers throughout Connecticut. The operating assets of ENServe were sold in October 1997.






                     (v)  Name of Subsidiary:  TEN Transmission Company.

                           State of Organization: TEN Transmission Company is incorporated under the laws of the State of Connecticut.

                           Location and Nature of Business: TEN Transmission Company's principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of TEN. TEN Transmission Company owns a 4.87 percent share of the Iroquois Gas Transmission System Partnership, which owns a natural gas pipeline that delivers Canadian natural gas into New York State and Southern New England.

                     (vi) Name of Subsidiary:  The Hartford Steam Company
   ("HSC").
                           State of Organization: HSC is incorporated under the laws of the State of Connecticut.

                           Location and Nature of Business: HSC's principal place of business is located at 60 Columbus Boulevard, Hartford, Connecticut. HSC's executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. HSC, which is a wholly-owned subsidiary of TEN, owns and operates a district heating and cooling system serving a number of large buildings in central Hartford, Connecticut.

                     (vii) Name of Subsidiary:  ENI Gas Services, Inc.
   ("ENIGas").

                            State of Organization:  ENIGas is incorporated
   under the laws of the State of Connecticut.

                            Location and Nature of Business:  ENIGas's
   principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of TEN. ENIGas owns a 99% interest in the KBC Energy Services Partnership, which marketed natural gas supplies and energy management services to commercial and industrial end-users, primarily in New England, through May 1998. KBC wound down its business and ceased operations in 1998.

                     (viii) Name of Subsidiary:  TEN Gas Services, Inc.
   ("TENGas").

                            State of Organization:  TENGas is incorporated
   under the laws of the State of Connecticut.

                            Location and Nature of Business:  TENGas's
   principal place of business and executive offices are located at 100 Columbus Boulevard, Hartford, Connecticut 06103. It is a wholly-owned subsidiary of TEN. TENGas owns a one percent interest in the KBC Energy Services Partnership, which marketed natural gas supplies and energy management services to commercial and industrial end-users, primarily in New England, through May 1998. KBC wound down its business and ceased operations in 1998. In the Company's accounting system and in the consolidating statements found in EXHIBIT A, TENGas is combined with ENIGas.






         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

               2.(a) Claimant Information: CTG has no properties other than the ownership of all of the common stock of CNG and of TEN.

               2.(b) CNG - Subsidiary Public Utility Company Information: A major portion of CNG's physical assets consists of gas distribution facilities. As of December 31, 1998, CNG owned approximately 1,886 miles of distribution mains, 112,817 service units and 152,336 meters-in-field for customer use, all located in Connecticut. CNG owns a liquified natural gas plant in Rocky Hill, Connecticut. CNG does not own any producing fields, gas manufacturing plants or pipelines which deliver or receive gas at the border of the State of Connecticut. CNG has contracted for storage service under which gas available during the warmer months of the year is stored underground, out-of-state, for use during the colder winter months of the year and for balancing throughout the year.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         During the last calendar year, only CNG has been an operating public utility company, and, therefore, the information that follows relates to it alone.

               (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

               Answer:  33,866,756 Mcf.

               (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

               Answer: 1,611,531 Mcf. (This responses excludes 550,654 Mcf of gas sold to electric utilities and 2,475,391 Mcf of gas sold to cogenerators.)

               (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

               Answer: 5,715,827 Mcf. (This response includes 550,654 Mcf of gas sold to electric utilities and 2,475,391 Mcf of gas sold to cogenerators.)

               (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

               Answer:  44,895,450 Mcf.






         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         CTG holds no direct or indirect interest in an EWG or a foreign utility company; therefore, the answers to (a) through (e) below are "None."

               (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

               (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

               (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

               (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

               (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

         Attached as Exhibit A is a consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.


                                    EXHIBIT B
                             Financial Data Schedule

         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

   Item No.  Caption Heading

   1           Total Assets

   2           Total Operating Revenues

   3           Net Income





         Attached as Exhibit B is a Financial Data Schedule which sets forth
   1) Total Assets, 2) Total Operating Revenues and 3) Net Income applicable to CTG and its subsidiaries as of the close of the last calendar year.

                                    EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign company to associate companies in the holding-company system.

         Not applicable.



         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.


                                       CTG RESOURCES, INC.



                                       By  S/ Arthur C. Marquardt
                                         ----------------------------
                                         Arthur C. Marquardt
                                         President and Chief Executive Officer


   Corporate Seal

   Attest:


   S/ Reginald L. Babcock
   -----------------------------
   (Name) Reginald L. Babcock
   (Title)  Vice President, General Counsel
               and Secretary


   Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


   Reginald L. Babcock
   Vice President, General Counsel
     and Secretary
   CTG Resources, Inc., P.O. Box 1500,
   Hartford, CT 06144-1500





                                                CTG RESOURCES, INC.
                                                               CONSOLIDATING INCOME STATEMENT
                                                                     DECEMBER 31, 1998
                                                                        (UNAUDITED)

                                                                         EXHIBIT A
                                     CONNECTICUT        CNG       THE ENERGY     THE          ENI GAS    ENSERVE        TEN
                                     NATURAL GAS       REALTY      NETWORK,    HARTFORD       SERVICES                  TRANS.
                                     CORPORATION         CO.         INC.      STEAM CO.        INC.                     CO.

Operating Revenues                     $ 254,023     $  1,673    $  6,027    $   15,270     $      -    $     -       $      -
Less:  Cost of Energy                    136,913            -           -             -            -          -              -
       State Gross Receipts Tax            8,724            -           -           376            -          -              -
                                        --------     --------    --------    ----------     --------    -------       --------
Operating Margin                         108,386        1,673       6,027        14,894            -          -              -
                                        --------     --------    --------    ----------     --------    -------       --------

Operating Expenses:
   Operations & maintenance expenses      50,586            -       4,820        10,098            125        131           55
   Depreciation                           16,745          646         852         1,389              -          -            -
   Income taxes                           11,450            -      (1,559)          574           (283)         2          (22)
   Other taxes                             6,148            -         198         1,104              1          -            -
                                      ----------     --------    --------    ----------     ----------    -------       ------
                                          84,929          646       4,311        13,165           (157)       133           33
                                      ----------     --------    --------    ----------     ----------    -------       ------
Operating Income                          23,457        1,027       1,716         1,729            157       (133)         (33)
                                      ----------     --------    --------    ----------     ----------    -------       ------
Other Income (Deductions):
   Allowance for equity funds used
     during construction                      19            -           -             -              -             -         -
   Equity in partnership earnings              -            -       1,690             -            111             -     2,571
   Other income (deductions)                  43            -         638           424         (1,157)          (25)   (1,058)
   Nonrecurring items                          -            -           -             -              -             -         -
   Income Taxes                                -            -           -             -              -             -         -
                                      ----------     --------    --------    ----------     ----------    ----------     ------
                                              62            -       2,328           424         (1,046)          (25)     1,513
                                      ----------     --------    --------    ----------     ----------    ----------     ------
Interest and Debt Expense                 10,774        1,027       4,572           540             18             -            -
                                      ----------     --------    --------    ----------     ----------    ----------     ------
Net Income                                12,745            -        (528)        1,613           (907)         (158)     1,480
Less-Dividends on Preferred Stock             61            -           -             -              -             -          -
                                      ----------     --------    --------    ----------     ----------    ----------     ------
Net Income Applicable to Common Stock $   12,684     $      -    $   (528)   $    1,613     $     (907)   $     (158)    $1,480
                                      ==========     ========    ========    ==========     ==========    ==========     ======

  Note:  Individual columns may not add to Consolidated amounts due to rounding.


                                                 CTG RESOURCES, INC.
                                      CONSOLIDATING INCOME STATEMENT (CONCLUDED)
                                                  DECEMBER 31, 1998
                                                     (UNAUDITED)

                                                      EXHIBIT A


                                                     CTG                 ADJUSTMENTS/            CONSOLIDATED
                                               RESOURCES, INC.           ELIMINATIONS           CTG RESOURCES,
     ACCOUNT DESCRIPTION                        (HOLDING CO.)        DEBIT          CREDIT           INC.

     Operating Revenues                             $        -       $        -     $  (4,962)        $  272,031
     Less:  Cost of Energy                                   -            6,869             -            143,782
            State Gross Receipts Tax                         -                -             -              9,100
                                                    ----------       ----------    ----------         ----------
     Operating Margin                                        -           (6,869)       (4,962)           119,149
                                                    ----------       ----------    ----------         ----------

     Operating Expenses:
        Operations & maintenance expenses                    -                -       (11,542)            54,273
        Depreciation                                         -                -           (16)            19,616
        Income taxes                                         -              272             -             10,434
        Other taxes                                          -                -             -              7,451
                                                    ----------       ----------    ----------         ----------
                                                             -              272       (11,558)            91,774
                                                    ----------       ----------    ----------         ----------
     Operating Income                                        -           (7,141)        6,596             27,375
                                                    ----------       ----------    ----------         ----------
     Other Income (Deductions):
        Allowance for equity funds used
          during construction                                -                -             -                 19
        Equity in partnership earnings                  12,703           14,184             -              2,891
        Other income (deductions)                            -              538             -               (597)
        Nonrecurring items                                   -                -             -                  -
        Income Taxes                                         -                -          (641)              (641)
                                                    ----------       ----------    ----------         ----------
                                                        12,703           14,722          (641)             1,672
                                                    ----------       ----------    ----------         ----------





     Interest and Debt Expense                               -                -          (648)            16,283
                                                    ----------       ----------    ----------         ----------
     Net Income                                         12,703            7,581         6,603             12,764
     Less-Dividends on Preferred Stock                       -                -             -                 61
                                                    ----------       ----------    ----------         ----------
     Net Income Applicable to Common Stock          $   12,703       $    7,581    $    6,603         $   12,703
                                                    ==========       ==========    ==========         ==========

Note:  Individual columns may not add to Consolidated amounts due to rounding.



                                                           CTG RESOURCES, INC.
                                                       CONSOLIDATING BALANCE SHEET
                                                           AT DECEMBER 31, 1998
                                                               (UNAUDITED)
                                                                EXHIBIT A

                                           CONNECTICUT      CNG      THE ENERGY      THE       ENI GAS                      TEN
                                           NATURAL GAS     REALTY     NETWORK,     HARTFORD    SERVICES                TRANSMISSION
     ACCOUNT DESCRIPTION                   CORPORATION      CO.         INC.      STEAM CO.      INC.       ENSERVE       COMPANY


              ASSETS
                    ------
     Plant and Equipment:
        Regulated energy                     $ 433,022     $ 17,875   $       -    $       -   $       -    $       -      $      -
        Unregulated energy                           -            -      19,022       45,244           1            -             -
        Construction work in progress              937            -           -        2,840           -            -             -
                                             ---------    ---------   ---------    ---------   ---------    ---------      ---------
                                               433,959       17,875      19,022       48,084           1            -             -
        Less-Allowance for depreciation        152,487        5,712       6,306       16,354           -            -             -
                                             ---------    ---------   ---------    ---------   ---------    ---------      ---------
                                               281,472       12,163      12,716       31,730           1            -             -
                                             ---------    ---------   ---------    ---------   ---------    ---------      ---------

     Investments, at equity                          1            -      36,708            -           -            -         10,437
                                             ---------    ---------   ---------    ---------   ---------    ---------      ---------
     Current Assets:
        Cash and cash equivalents                  833            6      (3,366)       2,885         623            -             -
        Accounts and notes receivable           37,442          703      67,479      (15,528)        621            -            258
        Allowance for doubtful accounts         (2,802)           -         (70)        (101)       (416)           -             -
        Accrued utility revenue                 17,892            -           -            -           -            -             -
        Inventories                             18,958            -           -          252           -            -             -
        Prepaid expenses                         5,590            -         119           33           1            -             -
                                             ---------    ---------   ---------    ---------   ---------    ---------      ---------
                                                77,913          709      64,162      (12,459)        829            -            258
                                             ---------    ---------   ---------    ---------   ---------    ---------      ---------
     Deferred Charges and Other Assets:
        Unrecovered future taxes                 9,654            -           -            -           -            -             -
        Other assets                            21,127          696       1,267       13,650           -            -            561





                                             ---------    ---------   ---------    ---------   ---------    ---------      ---------
                                                30,781          696       1,267       13,650           -            -            561
                                             ---------    ---------   ---------    ---------   ---------    ---------      ---------
                                             $ 390,167    $  13,568   $ 114,853    $  32,921   $     830    $       -      $  11,256
                                             =========    =========   =========    =========   =========    =========      =========

Note: Individual columns may not add to Consolidated amounts due to rounding.


                                                           CTG RESOURCES, INC.
                                                 CONSOLIDATING BALANCE SHEET (CONCLUDED)
                                                           AT DECEMBER 31, 1998
                                                               (UNAUDITED)
                                                                EXHIBIT A



                                             CONNECTICUT      CNG    THE ENERGY     THE         ENI GAS                   TEN
                                             NATURAL GAS    REALTY    NETWORK,    HARTFORD      SERVICES               TRANSMISSION
                                             CORPORATION      CO.       INC.      STEAM CO.       INC.      ENSERVE      COMPANY
   CAPITALIZATION AND LIABILITIES
    ------------------------------
    Capitalization:
       Common Stock                           $  33,233 $       1  $       2  $      62   $       2    $       -      $       1
        Capital in excess of par value           73,618         -     14,574      5,123         600            -          8,650
        Retained Earnings                        31,138         -     24,252     21,282      (1,135)           -            915
                                              ---------   -------  ---------  ---------   ---------    ---------      ---------
                                                137,989         1     38,828     26,467        (533)           -          9,566
        Unearned compensation -
           Restricted stock awards                    -         -          -          -           -            -             -
        Treasury stock                                -         -          -          -           -            -             -
                                              ---------   -------  ---------  ---------   ---------    ---------      ---------
           Common stock equity                  137,989         1     38,828     26,467        (533)           -          9,566
        Preferred stock, not subject to
           mandatory redemption                     879         -          -          -           -            -             -
        Long-term debt                          134,500    13,174     70,600          -           -            -             -
                                              ---------   -------  ---------  ---------   ---------    ---------      ---------
                                                273,368    13,175    109,428     26,467        (533)           -          9,566
                                              ---------   -------  ---------  ---------   ---------    ---------      ---------
     Current Liabilities:
        Current portion of long-term debt         2,500         -          -          -           -            -             -
        Notes payable                            15,000         -          -          -           -            -             -
        Accounts payable and accrued expenses    28,802         6      1,507      1,160       1,459            -             -
        Refundable purchased gas costs            3,959         -        236        100           -            -             -
        Accrued liabilities                         755       387       (154)       171           -            -             -
                                              ---------   -------  ---------  ---------   ---------    ---------      ---------
                                                 51,016       393      1,589      1,431       1,459            -             -
                                              ---------   -------  ---------  ---------   ---------    ---------      ---------
     Deferred Credits:
        Deferred income taxes                    42,781         -      3,836      4,973         (96)           -          1,690





        Unfunded deferred income taxes            9,654         -          -          -           -            -             -
        Investment tax credits                    2,707         -          -          -           -            -             -
        Refundable taxes                          4,314         -          -          -           -            -             -
        Other                                     6,327         -          -         50           -            -             -
                                              ---------   -------  ---------  ---------   ---------    ---------      ---------
                                                 65,783         -      3,836      5,023         (96)           -          1,690
                                              ---------   -------  ---------  ---------   ---------    ---------      ---------
        Commitments and Contingencies         ---------   -------  ---------  ---------   ---------    ---------      ---------
                                              $ 390,167 $  13,568  $ 114,853  $  32,921   $     830    $       -      $  11,256
                                              =========   =======  =========  =========   =========    =========      =========

Note:  Individual columns may not add to Consolidated amounts due to rounding.



                                               CTG RESOURCES, INC.
                                     CONSOLIDATING BALANCE SHEET (CONCLUDED)
                                               AT DECEMBER 31, 1998
                                                   (UNAUDITED)
                                                    EXHIBIT A

                                                CTG                  ADJUSTMENTS/             CONSOLIDATED
                                          RESOURCES, INC.            ELIMINATIONS            CTG RESOURCES,
     ACCOUNT DESCRIPTION                   (HOLDING CO.)        DEBIT           CREDIT            INC.


              ASSETS
                    ------
     Plant and Equipment:
        Regulated energy                       $       -         $       -        $       -        $ 450,897
        Unregulated energy                             -                 -           (1,065)          63,202
        Construction work in progress                  -                 -                -            3,777
                                               ---------         ---------        ---------        ---------
                                                       -                 -           (1,065)         517,876
        Less-Allowance for depreciation                -               533                -          180,326
                                               ---------         ---------        ---------        ---------
                                                       -               533           (1,065)         337,550
                                               ---------         ---------        ---------        ---------

     Investments, at equity                      176,463                 -         (212,268)          11,341
                                               ---------         ---------        ---------        ---------
     Current Assets:
        Cash and cash equivalents                      -                 -                -              981
        Accounts and notes receivable                510                 -          (45,015)          46,470
        Allowance for doubtful accounts                -                 -                -           (3,389)
        Accrued utility revenue                        -                 -                -           17,892
        Inventories                                    -                 -                -           19,210
        Prepaid expenses                               -                 -                -            5,743
                                               ---------         ---------        ---------        ---------
                                                     510                 -          (45,015)          86,907
                                               ---------         ---------        ---------        ---------
     Deferred Charges and Other Assets:
        Unrecovered future taxes                       -                 -                -            9,654
        Other assets                                   -                 -           (6,325)          30,976





                                               ---------         ---------        ---------        ---------
                                                       -                 -           (6,325)          40,630
                                               ---------         ---------        ---------        ---------
                                               $ 176,973         $     533        $(264,673)       $ 476,428
                                               =========         =========        =========        =========

Note:  Individual columns may not add to Consolidated amounts due to rounding.



                                               CTG RESOURCES, INC.
                                     CONSOLIDATING BALANCE SHEET (CONCLUDED)
                                               AT DECEMBER 31, 1998
                                                   (UNAUDITED)
                                                    EXHIBIT A

                                                    CTG                ADJUSTMENTS/            CONSOLIDATED
                                              RESOURCES, INC.          ELIMINATIONS           CTG RESOURCES,
     ACCOUNT DESCRIPTION                       (HOLDING CO.)       DEBIT          CREDIT           INC.

     CAPITALIZATION AND LIABILITIES
    ------------------------------
    Capitalization:
       Common Stock                                 $  67,970     $  33,823        $       -       $  67,448
        Capital in excess of par value                   (524)      102,041                -              -
        Retained Earnings                              60,100        76,644                -          59,908
                                                    ---------     ---------        ---------       ---------
                                                      127,546       212,508                -         127,356
        Unearned compensation -
           Restricted stock awards                       (449)            -                -            (449)
                                                    ---------     ---------        ---------       ---------
           Common stock equity                        127,097       212,508                -         126,907
        Preferred stock, not subject to
           mandatory redemption                             -             -                -             879
        Long-term debt                                      -           734                -         217,540
                                                    ---------     ---------        ---------       ---------
                                                      127,097       213,242                -         345,326
                                                    ---------     ---------        ---------       ---------
     Current Liabilities:
        Current portion of long-term debt                   -             -             (734)          3,234
        Notes payable                                       -             -                -          15,000
        Accounts payable and accrued expenses          49,876        51,105                -          31,705
        Refundable purchased gas costs                      -           236                -           4,059
        Accrued liabilities                                 -           158                -           1,001
                                                    ---------     ---------        ---------       ---------
                                                       49,876        51,499             (734)         54,999
                                                    ---------     ---------        ---------       ---------
     Deferred Credits:
        Deferred income taxes                               -            15                -          53,169





        Unfunded deferred income taxes                      -             -                -           9,654
        Investment tax credits                              -             -                -           2,707
        Refundable taxes                                    -             -                -           4,314
        Other                                               -           118                -           6,259
                                                    ---------     ---------        ---------       ---------
                                                            -           133                -          76,103
                                                    ---------     ---------        ---------       ---------
        Commitments and Contingencies
                                                    ---------     ---------        ---------       ---------
                                                  $ 176,973     $ 264,874        $    (734)      $ 476,428
                                                    =========     =========        =========       =========

Note:  Individual columns may not add to Consolidated amounts due to rounding.



                                                               CTG RESOURCES, INC.
                                             CONSOLIDATING STATEMENT OF CHANGES IN RETAINED EARNINGS
                                                              AT DECEMBER 31, 1998
                                                                   (UNAUDITED)
                                                                    EXHIBIT A

                                            CONNECTICUT       CNG      THE ENERGY      THE       ENI GAS                   TEN
                                            NATURAL GAS     REALTY      NETWORK,    HARTFORD     SERVICES                 TRANS.
ACCOUNT DESCRIPTION                         CORPORATION       CO.         INC.      STEAM CO.      INC.       ENSERVE      CO.


Retained Earnings at 12/31/97             $   29,067    $        -  $   25,330   $   19,669  $     (228) $     (980)    $      520
Net Income/(Loss)                             12,684             -        (528)       1,613        (907)       (158)         1,480
Dividends Paid                               (10,613)            -        (375)           -           -           -         (1,085)
Concluded Operations                               -             -        (175)           -           -       1,138              -
Restricted Stock Plans Activity                    -             -           -            -           -           -              -
                                          ----------    ----------  ----------   ----------  ----------  ----------     ----------
Retained Earnings at 12/31/98             $   31,138    $        -  $   24,252   $   21,282  $   (1,135) $        -     $      915
                                           ==========    ==========  ==========   ==========  ==========  ==========     ==========

Note:  Individual columns may not add to Consolidated amounts due to rounding.



                                                  CTG RESOURCES, INC.
                          CONSOLIDATING STATEMENT OF CHANGES IN RETAINED EARNINGS (CONCLUDED)
                                                  AT DECEMBER 31, 1998
                                                      (UNAUDITED)
                                                       EXHIBIT A
                                                     CTG                   ADJUSTMENTS/             CONSOLIDATED
                                                RESOURCES, INC.            ELIMINATIONS            CTG RESOURCES,
     ACCOUNT DESCRIPTION                         (HOLDING CO.)        DEBIT           CREDIT            INC.


     Retained Earnings at 12/31/97                   $   56,060       $   73,569       $        -       $   55,869
     Net Income/(Loss)                                   12,705           14,185                -           12,704
     Dividends Paid                                      (8,649)               -          (12,073)          (8,649)
     Concluded Operations                                     -              963                -                -
     Restricted Stock Plans Activity                        (16)               -                -              (16)
                                                     ----------       ----------       ----------       ----------
     Retained Earnings at 12/31/98                   $   60,100       $   88,717       $  (12,073)      $   59,908
                                                     ==========       ==========       ==========       ==========

Note: Individual columns may not add to Consolidated amounts due to rounding.